Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2026 and 2025

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Financial Position

	Notes	March 31, 2026	December 31, 2025
Assets
Cash		$11,204	$9,716
Restricted cash		382	382
Amounts receivable	4	10,113	11,065
Inventory	5	57,947	49,511
Prepaid expenses		9,049	7,376
Total Current Assets		88,695	78,050
Other intangible assets	7	1,204	1,414
Inventory subject to return	19	21,077	19,986
Mine properties, plant and equipment	8	199,642	191,867
Vanadium assets		22,472	17,785
Deferred income tax asset	14(b)	4,906	5,012
Investment in associate	6	5,845	4,641
Total Non-current Assets		255,146	240,705
Total Assets		$343,841	$318,755
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9	41,393	42,526
Deferred revenue		7,636	3,537
Debt	10	108,367	107,066
Current portion of provisions		4,191	804
Total Current Liabilities		161,587	153,933
Provisions		2,817	5,773
Revenues subject to refund	19	23,878	22,513
Total Non-current Liabilities		26,695	28,286
Total Liabilities		188,282	182,219
Equity
Issued capital	11	442,845	423,284
Equity reserves	12	17,420	17,841
Accumulated other comprehensive loss		(119,058)	(123,444)
Deficit		(193,390)	(187,326)
Equity attributable to owners of the Company		147,817	130,355
Non-controlling Interest		7,742	6,181
Total Equity		155,559	136,536
Total Liabilities and Equity		$343,841	$318,755
Nature of operations and going concern	1
Commitments and contingencies	8, 17
Subsequent events	21

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	1
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended March 31,
	Notes	2026	2025
Revenues	19	$27,529	$28,235
Expenses
Operating costs	20	(34,494)	(42,477)
Professional, consulting and management fees		(3,457)	(3,476)
Foreign exchange gain		4,889	5,791
Other general and administrative expenses		(1,196)	(1,650)
Share-based payments	12	(102)	(110)
Finance costs	20	(3,506)	(2,151)
Interest income		8	121
Technology start-up costs		(139)	(130)
Recovery (write-down) of vanadium assets		4,687	(267)
Exploration and evaluation costs		(4)	(44)
Gain on disposal of interest in subsidiary	6	-	5,179
Gain on disposal of interest in associate	6	2,843	-
Share of net loss from investment in associate	6	(1,639)	(842)
		(32,110)	(40,056)
Net loss before tax		$(4,581)	$(11,821)
Income tax expense	14(a)	(43)	(50)
Deferred income tax (expense) recovery	14(a)	(106)	2,666
Net loss		(4,730)	(9,205)
Other comprehensive loss
Items that subsequently will be reclassified to operations:
Unrealized gain on foreign currency translation		4,386	8,204
Other comprehensive loss		$(344)	$(1,001)
Net loss attributable to:
Owners of the Company		$(6,291)	$(9,001)
Non-controlling interests		$1,561	$(204)
		$(4,730)	$(9,205)
Comprehensive loss attributable to:
Owners of the Company		$(1,905)	$(797)
Non-controlling interests		$1,561	$(204)
		$(344)	$(1,001)
Basic loss per Common Share	13	$(0.07)	$(0.14)
Diluted loss per Common Share	13	$(0.07)	$(0.14)
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	13	$89,873	64,112
- Diluted	13	89,873	64,112

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	2
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
	Shares	Issued Capital	Equity Reserves	Accumulated Other Comprehensive Loss	Deficit	Non-controlling interest	Shareholders' Equity
Balance at December 31, 2024	64,112	$412,988	$11,853	$(133,527)	$(126,496)	$6,410	$171,228
Share-based payments	-	-	(327)	-	437	-	110
Expiry of stock options	-	-	(359)	-	359	-	-
Currency translation adjustment	-	-	-	8,204	-	-	8,204
Net loss for the period	-	-	-	-	(9,001)	(204)	(9,205)
Balance at March 31, 2025	64,112	$412,988	$11,167	$(125,323)	$(134,701)	$6,206	$170,337

Balance at December 31, 2025	83,673	$423,284	$17,841	$(123,444)	$(187,326)	$6,181	$136,536
Share-based payments	-	-	101	-	-	-	101
Exercise of restricted share units	254	295	(295)	-	-	-	-
Expiry of stock options	-	-	(227)	-	227	-	-
Share issuance (note 11)	13,812	19,266	-	-	-	-	19,266
Currency translation adjustment	-	-	-	4,386	-	-	4,386
Net (loss) income for the period	-	-	-	-	(6,291)	1,561	(4,730)
Balance at March 31, 2026	97,739	$442,845	$17,420	$(119,058)	$(193,390)	$7,742	$155,559

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	3
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended March 31,
	Notes	2026	2025
Operating Activities
Net loss for the period		$(4,730)	$(9,205)
Depreciation		7,134	5,683
Share-based payments	12	102	110
Unrealized foreign exchange (gain)		(5,087)	(12,004)
Finance costs	20	3,506	2,151
Interest income		(8)	(121)
Write-down of inventory	5	1,825	11,580
Recovery (write-down) of vanadium assets		(4,687)	267
Income tax expense	14(a)	43	50
Deferred income tax expense (recovery)	14(a)	106	(2,666)
Gain on disposal of interest in subsidiary	6	-	(5,179)
Gain on disposal of interest in associate	6	(2,843)	-
Share of net loss from associate	6	1,639	842
Cash Used Before Working Capital Items		(3,000)	(8,492)
Change in amounts receivable		1,447	(7,591)
Change in inventory		(7,347)	6,469
Revenues subject to refund	19	1,365	-
Inventory subject to return	19	(1,091)	-
Change in prepaid expenses		(1,387)	(424)
Changes in accounts payable and provisions		(4,038)	5,747
Change in deferred revenue		4,099	(1,321)
Net Cash Used in Operating Activities		(9,952)	(5,612)
Financing Activities
Receipt of debt	10	39,387	13,893
Repayment of debt	10	(38,087)	(14,058)
Interest and finance costs paid		(2,569)	(1,374)
Interest received		7	61
Change in restricted cash		-	148
Share and warrant issuance	11	19,266	-
Net Cash Provided by (Used in) Financing Activities		18,004	(1,330)
Investing Activities
Mine properties, plant and equipment		(6,615)	(8,685)
Disposal of interest in subsidiary	6	-	1,000
Net Cash Used in Investing Activities		(6,615)	(7,685)
Effect of foreign exchange on cash		51	966
Net Change in Cash		1,488	(13,661)
Cash position - beginning of the period		9,716	22,106
Cash Position - end of the period		$11,204	$8,445

Non-cash investing activities	7

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	4
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations and going concern

Largo Inc. ("the Company") is a producer and supplier of vanadium products, which are sourced from the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the newly established joint venture, Storion Energy LLC ("Storion"). While the Company's Maracás Menchen Mine is producing vanadium products, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business. In making the assessment that the Company is a going concern, management taken into account all available information about the future, which is at least, but not limited to, 12 months from March 31, 2026.

The Company incurred a net loss of $4,730 for the three months ended March 31, 2026 (three months ended March 31, 2025 - $9,205) and had a working capital deficit (current assets less current liabilities) of $72,892 (December 31, 2025 - deficit of $75,883), which includes $108,367 (December 31, 2025 - 107,066) in debt maturing within the next twelve months.

The Company has experienced declining operating results and cash flows over the past two years, primarily due to lower vanadium prices and operational challenges. Since December 31, 2023, vanadium prices have decreased by approximately 10%, which has had a significant impact on the Company's cash flows. Price volatility is further heightened by geopolitical issues that have kept prices under pressure in recent years.

In response, the Company has implemented corrective measures to address underlying operational issues and is implementing an operational turnaround plan, along with additional cost optimization initiatives at the Maracás Menchen Mine. Management believes these actions are necessary to restore operational performance and generate positive cash flows from operating activities. On April 10, 2026, Largo filed a request before the Brazilian Mining Agency ("ANM") to produce and sell copper, platinum group metals, nickel and cobalt as by-products within its existing mining activities at the Maracás Menchen Mine and using its existing ore processing infrastructure. There can be no assurance that the Company will have sufficient liquidity to fund operating activities and repay debt in the short term until additional financing is received and the price received for its vanadium increases.

The Company requires additional financing to repay its liabilities and support its working capital to fund operating activities. The Company is actively pursuing additional financing options to increase its liquidity and capital resources, including, but not limited to, refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. In addition, in January 2026, the Company established a new at-the-market equity offering program (the "ATM Program"). Under this program, the Company may issue and sell common shares from time to time on The Nasdaq Stock Market, with total gross proceeds of up to $60,000 (refer to note 12 and 21). There can be no assurance that the Company will be able to secure sufficient additional funding on terms acceptable to the Company, or at all, be able to issue and sell additional common shares under the ATM Program, or be able to successfully implement strategic alternatives.

Due to the material uncertainties surrounding the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months and to support its working capital to fund operating activities, evolving trade uncertainties, future vanadium prices, and the Company achieving positive cash flows within the next twelve months, it is not possible to predict the Company's success in addressing these material uncertainties. These material uncertainties cast substantial doubt about the Company's ability to continue as a going concern.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	5

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

These consolidated financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2025.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on  May 11, 2026.

3) Basis of preparation, material accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2025 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

The Company adopted the following IFRS amendments in 2025, which did not have a material effect on these consolidated financial statements.

(a) Adoption of new accounting standards

• Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments - In 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to the classification and measurement of financial instruments. The amendments are effective for reporting periods beginning on or after January 1, 2026, with early adoption permitted. These amendments clarify the timing of derecognition of financial liabilities, requiring derecognition only when payment is received and cleared by the counterparty's financial institution, which will eliminate the use of outstanding cheques as reconciling items in bank reconciliations. The amendments also introduce an optional election to permit earlier derecognition for certain electronic payments, provided specified criteria are met. The Company is currently assessing the impact of these amendments on the financial statements.

(b) New accounting standards issued but not effective

• IFRS 18 - Presentation and Disclosure in Financial Statements - On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements IFRS 18 will apply for reporting period beginning on or after January 1, 2027 and applies to comparative information. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its 'operating profit or loss'. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	6

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2025. There have been no significant changes to the areas of estimation and judgment during the three months ended March 31, 2026.

b) Material accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2025.

4) Amounts receivable

	March 31, 2026	December 31, 2025
Trade receivables	$2,615	$3,412
Current taxes recoverable - Brazil	7,121	7,272
Current taxes recoverable - Other	46	50
Other receivables	331	331
Total	$10,113	$11,065

In June 2025, the Company entered a non-recourse factoring facility (the "Facility"). Under this arrangement, the Company sells eligible accounts receivable to a third-party financial institution (the "Factor"). Upon sale, the Company receives an initial advance of 85% of the receivables' value, up to a maximum facility limit of $10,000. The remaining 15% is remitted by the Factor in accordance with the underlying customer payment terms. Commission rates range from 0.51% to 1.37%, depending on customer payment terms. The Facility has an initial term of two years, and the Factor may terminate it with 90 days' prior written notice or immediately in the event of default.

In addition, the Factor will receive interest at a rate of the one-month U.S. Secured Overnight Financing Rate ("SOFR") plus 1.75%. Subject to Factor approval, the Facility limit may increase based on performance and approved receivables. The Company received cash proceeds of $994 (net of fees) in the three months ended March 31, 2026.

As at March 31, 2026, the Company recognized an expected credit loss of  $2,843 (December 31, 2025 $2,843 ) in relation to its financial assets, in accordance with IFRS 9 - Financial Instruments. The expected credit losses represent the Company's estimate of the potential default risk on its outstanding amounts receivable.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	7

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

5) Inventory

	March 31, 2026	December 31, 2025
Finished products - Vanadium	$41,702	$37,246
Finished products - Ilmenite	381	321
Work-in-progress - Vanadium	2,741	1,195
Stockpiles	1,194	336
Warehouse materials	11,051	10,413
Inventory held by third party	878	-
Total	$57,947	$49,511

During the three months ended March 31, 2026, the Company recognized a net realizable value write-down of $1,645 for vanadium finished products (three months ended March 31, 2025 - $11,216), $159 for ilmenite finished produced products (three months ended March 31, 2025 - reversal of $375) and a write-down of $22 for warehouse materials (three months ended March 31, 2025 - reversal of $11). The write-down refers to the provision for losses of obsolete items held in warehouses that will no longer be used.

The cost of goods sold is presented in note 16.

6) Investment in associate

On January 31, 2025 (the "Closing date"), the Company, through its Largo Clean Energy ("LCE") subsidiary, and affiliates of Stryten Energy LLC ("Stryten") successfully closed the transaction for the establishment of Storion Energy, LLC ("Storion"). Key terms of the transaction:

• Each of LCE and Stryten contributed certain of their vanadium flow battery-related assets and liabilities to Storion;

• Stryten paid $1,000 directly to LCE and will contribute a total of $6,000 over time to Storion for the purpose of funding Storion's operations;

• LCE and Stryten each hold a 50% equity interest in Storion, with customary pre-emptive rights and certain other anti-dilution protections;

• Board representation of Storion is generally proportional to ownership, with Stryten holding one additional seat so long as LCE and Stryten hold similar ownership interests; and

• Largo and Storion entered into a separate supply agreement providing Storion a right of first offer, subject to certain terms and conditions, to purchase vanadium products from Largo.

Immediately prior to the Closing Date, the Company's assets and liabilities were contributed to Storion, which was 100% owned by LCE at that time. Stryten acquired a 50% interest in Storion upon contribution of the vanadium flow-battery related assets and liabilities and payment of $1,000, which occurred on the Closing Date. The Company assessed that it no longer had control of Storion as of the Closing Date but retained significant influence.

The Company is accounting for the retained investment as an investment in associate in accordance with IAS 28, Investments in Associates and Joint Ventures. In accordance with IAS 28, the fair value of the retained investment is the deemed cost of the investment in associate as at the Closing Date. A gain was recognized in the consolidated statement of income (loss) and comprehensive income (loss), which was calculated as the difference between the Closing Date fair value of the retained investment and consideration received, and the carrying amount of the former subsidiary's net assets.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	8

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Year ended
December 31, 2025
Opening balance	-
Additions	10,830
Share of loss in associate	(6,189)
Gain on dilution	-
Balance at	$4,641

On February 21, 2026, Storion completed a capital raise of $10,000 through the issuance of 6,081 preferred units at a price of $1.6444 per unit. As a result of this transaction, the Company's ownership interest in Storion was diluted from 50% to 37.37%, and a gain on dilution of $2,843 was recognized. The Company continues to exercise significant influence over Storion and will continue to account for its investment using the equity method. In connection with the transaction, the Company reduced its board representation from two nominees to one nominee.

The following tables summarize the consolidated financial information of Storion on a 100% basis, considering adjustments made by the Company for equity accounting purposes and fair value adjustments, on each of March 31, 2026 and December 31, 2025:

	Three Months Ended	Year Ended
	March 31, 2026	December 31, 2025

Total current assets	$10,697	$4,414
Total non-current assets	10,341	10,923
Total current liabilities	(2,852)	(2,929)
Total non-current liabilities	(2,547)	(3,125)

Total net assets	15,639	9,283

	Three Months Ended	Year Ended
	March 31, 2026	December 31, 2025

Revenue	216	6
Net loss	$(3,761)	$(12,807)

The following table summarizes the gain on the acquisition of interest in the subsidiary.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	9

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three Months Ended	Year Ended
	March 31, 2026	December 31, 2025
Fair value of retained investment	8,094	10,830
Cash proceeds received	3,737	1,000
Total consideration	$11,831	$11,830
Carrying amount of former subsidiary's net assets	(6,385)	(6,651)
Gain on disposal of interest in subsidiary	$5,446	$5,179

During the three months ended March 31, 2026, the Company recognized its share of the associate's loss of $1,639 in the consolidated statement of income (loss) and comprehensive income (loss) (three months ended March 31, 2025 $842).

Three months ended
March 31, 2026
Opening balance	4,641
Additions	-
Share of loss in associate	(1,639)
Gain on dilution	2,843
Balance at	$5,845

7) Other intangible assets

At March 31, 2026, the remaining estimated useful life of capitalized software costs was 1.75 years (December 31, 2025 - 2 years).

	Software	Total
Cost
Balance at December 31, 2024	$4,207	$4,207
Balance at December 31, 2025	$4,207	$4,207
Balance at March 31, 2026	$4,207	$4,207
Accumulated Depreciation
Balance at December 31, 2024	$1,952	$1,952
Depreciation	841	841
Balance at December 31, 2025	$2,793	$2,793
Depreciation	210	210
Balance at March 31, 2026	$3,003	$3,003
Net Book Value
At December 31, 2025	$1,414	$1,414
At March 31, 2026	$1,204	$1,204

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	10

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

8) Mine properties, plant and equipment

At March 31, 2026, the Company's economic interest in the Maracás Menchen Mine totaled 99.95% (December 31, 2025 - 99.5%). The remaining 0.05% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, a third party receives a 2% NSR in the Maracás Menchen Mine.

The recoverable amount of the Mine Properties CGUs was determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy).

	Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total
Cost
Balance at December 31, 2024	$670	$270	$125,964	$195,981	$13,710	$336,595
Additions	77	-	21,126	3,347	2,986	27,536
Disposals and write-offs	(126)	(249)	-	(757)	-	(1,132)
Reclassifications	-	-	-	12,156	(12,156)	-
Effects of changes in foreign exchange rates	56	37	13,231	24,890	1,509	39,723
Balance at December 31, 2025	$677	$58	$160,321	$235,617	$6,049	$402,722
Additions	1	-	5,327	-	1,301	6,629
Reclassifications	-	-	-	2,560	(2,560)	-
Effects of changes in foreign exchange rates	22	3	7,378	12,794	319	20,516
Balance at March 31, 2026	$700	$61	$173,026	$250,971	$5,109	$429,867
Accumulated Depreciation
Balance at December 31, 2024	$464	$243	$53,284	$111,848	$-	$165,839
Depreciation	113	12	11,426	14,852	-	26,403
Disposals and write-offs	(126)	(249)	-	(757)	-	(1,132)
Effects of changes in foreign exchange rates	35	33	5,480	14,197	-	19,745
Balance at December 31, 2025	$486	$39	$70,190	$140,140	$-	$210,855
Depreciation	27	3	5,425	3,005	-	8,460
Effects of changes in foreign exchange rates	14	2	3,274	7,620	-	10,910
Balance at March 31, 2026	$527	$44	$78,889	$150,765	$-	$230,225
Net Book Value
At December 31, 2025	$191	$19	$90,131	$95,477	$6,049	$191,867
At March 31, 2026	$173	$17	$94,137	$100,206	$5,109	$199,642

Of the additions noted above, $6,627 related to the Mine Properties segment (year ended December 31, 2025 − $27,530).

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	11

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

9) Accounts payable and accrued liabilities

	March 31, 2026	December 31, 2025
Accounts payable	$17,360	$17,665
Accrued liabilities	20,639	19,553
Accrued financial costs	1,325	1,561
Other taxes	2,069	3,747
Total	$41,393	$42,526

10) Debt

	March 31, 2026	December 31, 2025
Total debt	$108,367	$107,066

		Cash flows
	December 31, 2025	Proceeds	Repayment	March 31, 2026
Total debt	$107,066	$39,388	$(38,087)	$108,367
Total liabilities from financing activities	$107,066	$39,388	$(38,087)	$108,367

		Cash flows
	December 31, 2024	Proceeds	Repayment	December 31, 2025
Total debt	$92,280	$107,015	$(92,229)	$107,066

Credit facilities

	Interest rate (p.a.)	Current	Non-current	Total
October 2022 facility	8.51%	$19,525	$-	$19,525
January 2023 facility	8.51%	$9,763	$-	$9,763
September 2023 facility	8.75%	$14,644	$-	$14,644
October 2023 facility	8.95%	$19,525	$-	$19,525
December 2023 facility	10.45%	$9,763	$-	$9,763
Working capital facility	9.05%	$9,016	$-	$9,016
Inventory financing facilities	See below	$20,131	$-	$20,131
August 2025 facility	15.00%	$6,000	$-	$6,000
		$108,367	$-	$108,367

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due to repayment at maturity. In addition to an upfront fee of 0.80%, interest accrued at a rate of 8.51% p.a. is to be paid every six months. In October 2025, a principal repayment of $712 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	12

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an upfront fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually. In October 2025 an amendment to the agreement was executed, extending the maturity of the balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In September 2023, the Company secured a $15,000 debt facility with a bank in Brazil. This facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months. In May 2025, the Company extended the due date of the first principal payment from May until August 2025. In August 2025, the Company extended the due date of the first principal payment from August 2025 to October 2025.  In October 2025, a principal repayment of $356 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.75%.

In October 2023, the Company secured a three-year $20,000 debt facility, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. In October 2025, a principal repayment of $475 was made. Subsequently, an amendment to the agreement was executed, changing the maturity of the installments to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.95%.

In December 2023, the Company secured a two-year $10,000 debt facility, with the principal due for repayment at maturity. In addition to an upfront fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity. In October 2025, a principal repayment of $237 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 10.45%.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate. In May 2025, the Company extended the term for a further 120 days with accrued interest at a rate of 9.05% p.a. In September 2025, the Company extended the term for one year with accrued interest at a rate of 9.05% p.a.

In June, 2024, the Company entered into an inventory financing agreement for up to $10,000. Under this facility, the Company may use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 100 days. Repayments include a 1% commission fee, interest at the one-month U.S. Secured Overnight Financing Rate (SOFR) plus 3.0%, and other direct costs. The Company began utilizing the facility in July 2024. In October 2025, the facility was amended. Under the amended agreement, the total financing limit increased to up to $35,000, consisting of $25,000 secured by inventory and $10,000 secured by customer receivables. The inventory financing commission is charged at 3% on the sales invoice value. The contract has ended, and the Company notified financiers that it does not intend to renew it.

In July 2024, the Company entered into an additional inventory financing agreement for up to $10,000. The facility, which matures on June 30, 2026, allows the Company to use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 90 days. Repayments include a 1% commission fee, interest, and other direct costs. As of December 31, 2025, all advances had been repaid, and there were no outstanding amounts under the facility. The contract has ended as of December 31, 2025.

In August 2025, the Company secured a loan facility for a principal amount of $6,000. This facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This facility has a term of six months, bears interest at an annual rate of 15%, and includes a 1% arrangement fee. In January 2026, the facility was extended until February 2027, under the same terms.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	13

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In January 2026, the Company executed a term sheet for an additional inventory financing facility for up to $35,000, under which its finished vanadium product inventory may be used as collateral to access funding. The Company commenced utilization of this facility in March 2026 on a transaction-by-transaction basis, pending finalization of the master agreement. Repayments under the facility include a 1% commission, interest at a rate of 11.5%, and other direct costs.

11)  Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Three months ended March 31, 2026		Year ended December 31, 2025
	Number of Shares	Cost	Number of Shares	Cost
Balance, beginning of the period	83,673	$423,284	64,112	$412,988
Exercise of restricted share units (note 12)	254	295	381	204
Share issuance	13,812	19,266	19,180	10,092
Balance, end of the period	97,739	$442,845	83,673	$423,284

During the period ended March 31, 2026, the Company issued 13,812 shares in an at-the-market equity offering program, at $1.39 per share, for gross proceeds of $19,266.

On October 22, 2025, the Company sold: (i) 14,262 warrants ("October 2025 Warrants") to purchase up to 14,262 common shares, which have an exercise price of $1.22 per share, and became exercisable immediately upon issuance with a term of five years from the date of issuance; and (ii) to Arias Resource Capital Fund III L.P., an affiliate of the Company's largest shareholder, 4,918 common shares and warrants ("Backstop Warrants") to purchase up to 4,918 common shares. The Backstop Warrants have substantially the same terms as the October 2025 Warrants described above, with certain exceptions. See note 12.

12)  Equity reserves

During the three months ended March 31, 2026, the Company recognized a net share-based payment expense related to the vesting and forfeiture of stock options and restricted stock units ("RSUs") granted to the Company's directors, officers, employees and consultants of $102 (three months ended March 31, 2025 - $110). The total share-based payment amount was charged to operations.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	14

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	RSUs		Options			Warrants
	Number	Value	Number	Weighted average exercise price	Value	Number	Weighted average exercise price	Value	Total
December 31, 2024	70	$240	2,144	C$4.66	$4,892	328	C$13.00	$6,721	$11,853
Granted[1]	1,888	2,004	45	2.46	554	20,178	0.57	11,583	14,141
Exercised	(599)	(204)	-	-	-	-	-	-	(204)
Expired	-	-	(88)	(6.70)	(299)	(328)	(13.00)	(6,721)	(7,020)
Forfeited	(54)	(59)	(466)	(5.07)	(870)	-	-	-	(929)
December 31, 2025	1,305	$1,981	1,635	C$4.25	$4,277	20,178	C$0.57	$11,583	$17,841
Granted[1]	120	172	-	-	-	-	-	-	172
Exercised	(254)	(295)	-	-	-	-	-	-	(295)
Expired	-	-	(28)	(16.54)	(227)	-	-	-	(227)
Forfeited	(49)	(71)	-	-	-	-	-	-	(71)
March 31, 2026	1,122	$1,787	1,607	C$4.02	$4,050	20,178	C$0.57	$11,583	$17,420

1. Value is equal to grant date fair value of all outstanding grants.

a) RSUs

RSUs represent a type of share-based compensation under which officers and employees of the Company are entitled to receive shares upon satisfying specified vesting conditions. The Company recognizes compensation expense on a straight-line basis over the vesting period, based on the market value of the shares at the grant date. Upon vesting, the RSUs are settled through the issuance of shares. Forfeitures are recognized as they occur.

During the three months ended March 31, 2026, the Company granted 120 RSUs at a market price of C$1.97 (year ended December 31, 2025 - 1,888 RSUs). The fair market value of the RSUs is determined based on the closing market price of the Company's stock price on the date of issue.

	Three months ended	Year ended
(In number of units)	March 31, 2026	December 31, 2025
Outstanding, beginning of year	1,305	70
Granted	120	1,888
Exercised	(254)	(599)
Forfeited	(49)	(54)
Outstanding, end of year	1,122	1,305

b) Stock options

The remaining weighted average contractual life of options outstanding at March 31, 2026 was 3.0 years (December 31, 2025 - 3.2 years).

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	15

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Range of prices	Number outstanding	Number exercisable	Weighted average remaining life (years)	Weighted average exercise price	Weighted average grant date share price
C$ 2.46 - 5.00	1,255	868	3.4	C$2.51	C$2.51
5.01 - 10.00	268	230	1.9	6.84	6.84
15.01 - 20.00	84	84	0.6	17.71	17.71
	1,607	1,182		C$4.03

During the three months ended March 31, 2026, the Company did not grant stock options.

During the year ended December 31, 2025, the Company granted 45 stock options with a weighted average exercise price of C$2.46. The options vest over time, with one third of a grant of 1,066 vesting during each of the three-month periods ending September 30, 2025, 2026 and 2027. A grant of 552 vested immediately.

c) Warrants

Number outstanding	Number exercisable	Grant Date	Expiry Date	Exercise price	Expected volatility	Expected life (years)	Risk-free Interest rate
19,180	19,180	12/07/25	12/07/30	C$0.57	70.67%	5.00	3.63%
998	998	12/07/25	10/13/30	C$0.57	70.67%	5.00	3.63%
20,178	20,178			C$0.57

During the three months ended March 31, 2026,  nil warrants expired unexercised (year ended December 31, 2025 - 328,000).

13)  Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 22,907 for the three months ended March 31, 2026 (three months ended March 31, 2025 - 2,170).

14)  Taxes

a) Tax (expense) recovery

	Three months ended
	March 31, 2026	March 31, 2025
Income tax expense	(43)	(50)
Deferred income tax (expense) recovery	(106)	2,666
Total	$(149)	$2,616

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	16

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Changes in deferred tax assets and liabilities

	Three months ended	Year ended
	March 31, 2026	December 31, 2025
Net deferred income tax asset, beginning of the period	5,012	22,075
Deferred income tax expense	(106)	(17,063)
Effect of foreign exchange	-	-
Net deferred income tax asset, end of the period	4,906	5,012

	March 31, 2026	December 31, 2025
Deferred income tax asset	4,906	5,012
Net deferred income tax asset	4,906	5,012

For the year ended 2025, the Company has derecognized the deferred tax asset held by the Company's subsidiary, Largo Vanádio de Maracás S.A. The deferred tax asset related to deductible temporary differences, tax losses, and unused tax credits. The derecognition was made due to the subsidiary's history of operating losses.

15)  Related party transactions

In accordance with IAS 24, key management personnel are those persons who have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.  Their remuneration was as follows:

	Three months ended
	March 31, 2026	March 31, 2025
Short-term benefits	$583	$376
Share-based payments	12	47
Total	$595	$423

During the year ended December 31, 2025, the Company completed a private placement which included Arias Resource Capital Fund III L.P. ("ARC Fund III"), an affiliate of the Company's largest shareholder. Alberto Arias, a director of Company's board, is associated with funds managed by Arias Resource Capital. Accordingly, the transaction was considered a related party transaction.

In connection with the offering, ARC Fund III committed to provide total financing of US$6 million (the "ARC Commitment"). A portion of this commitment was advanced through a US$5 million secured convertible bridge loan (the "ARC Bridge Loan"), which reduced the remaining commitment under the ARC Commitment by the same amount. The ARC Bridge Loan was automatically converted upon closing of the offering into units consisting of common shares and warrants on the same terms as those issued to other investors in the offering. As a result of the conversion, no balance remained outstanding at the reporting date.

16)  Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), clean energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all the Company's business units, as well as being part of the Company's sales structure.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	17

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Sales & trading	Mine properties	Corporate	Clean Energy	Largo Physical Vanadium	Inter- segment transactions & other	Total
Three months ended March 31, 2026
Revenues	$23,039	$29,320	$26,232	$-	$-	$(51,062)	$27,529
	23,039	29,320	26,232	-	-	(51,062)	27,529

Operating costs	(18,531)	(37,527)	(25,214)	-	-	46,778	(34,494)
Professional, consulting and management fees	(647)	(640)	(1,944)	(186)	(40)	-	(3,457)

Foreign exchange (loss) gain	(12)	4,921	3	(19)	(4)	-	4,889
Other general and administrative expenses	(165)	(352)	(595)	(21)	(47)	(16)[1]	(1,196)
Share-based payments	-	-	(102)	-	-	-	(102)
Finance costs	(917)	(2,276)	(287)	-	(22)	(4)[1]	(3,506)
Interest income	-	-	8	-	-	-	8
Technology start-up costs	-	-	-	(139)	-	-	(139)
Recovery of vanadium assets	-	-	-	-	4,687	-	4,687
Exploration and evaluation costs	-	(4)	-	-	-	-[2]	(4)
Gain on disposal of interest in associate	-	-	-	2,843	-	-	2,843

Share of net loss from investment in associate	-	-	-	(1,639)	-	-	(1,639)
Total (net) expenses	(20,272)	(35,878)	(28,131)	839	4,574	46,758	(32,110)

Net income (loss) before tax	2,767	(6,558)	(1,899)	839	4,574	(4,304)	(4,581)

Income tax expense	(43)	-	-	-	-	-	(43)
Deferred income tax expense	-	-	(106)	-	-	-	(106)
Net income (loss)	$2,724	$(6,558)	$(2,005)	$839	$4,574	$(4,304)	$(4,730)
Revenues (after inter-segment eliminations)	23,039	4,202	288	-	-	-	27,529

At March 31, 2026

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	18

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Sales & trading	Mine properties	Corporate	Clean Energy	Largo Physical Vanadium	Inter- segment transactions & other	Total
Total non-current assets	$21,103	$179,387	$19,566	$5,862	$23,306	$5,922	$255,146
Total assets	$75,068	$203,161	$20,165	$6,701	$23,440	$15,306[3]	$343,841
Total liabilities	$55,303	$125,712	$(5,860)	$3,510	$870	$8,747[4]	$188,282

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

	Sales & trading	Mine properties	Corporate	Clean Energy	Largo Physical Vanadium	Inter-segment transactions & other	Total
Three months ended March 31, 2025
Revenues	$23,936	$13,811	$11,033	$-	$-	$(20,545)	$28,235

Operating costs	(23,306)	(24,924)	(10,686)	-	-	16,439	(42,477)
Professional, consulting and management fees	(544)	(535)	(1,405)	(735)	(257)	-	(3,476)
Foreign exchange (loss) gain	(17)	5,790	8	-	10	-	5,791
Other general and administrative expenses	(86)	(526)	(829)	(79)	(42)	(88)[1]	(1,650)
Share-based payments	-	-	(110)	-	-	-	(110)
Finance costs	(255)	(1,856)	(16)	(2)	(19)	(3)[1]	(2,151)
Interest income	60	2	59	-	-	-	121
Technology start-up costs	-	-	-	(130)	-	-	(130)
Write-down of vanadium assets	-	-	-	-	(267)	-	(267)
Exploration and evaluation costs	-	(40)	-	-	-	(4)[2]	(44)
Gain on disposal of interest in subsidiary	-	-	-	5,179	-	-	5,179
Share of net loss from investment in associate	-	-	-	(842)	-	-	(842)
Total (net) expenses	(24,148)	(22,089)	(12,979)	3,391	(575)	16,344	(40,056)
Net income (loss) before tax	(212)	(8,278)	(1,946)	3,391	(575)	(4,201)	(11,821)
Income tax recovery (expense)	(50)	-	-	-	-	-	(50)
Deferred income tax recovery (expense)	-	2,738	(72)	-	-	-	2,666
Net income (loss)	$(262)	$(5,540)	$(2,018)	$3,391	$(575)	$(4,201)	$(9,205)

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	19

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Sales & trading	Mine properties	Corporate	Clean Energy	Largo Physical Vanadium	Inter-segment transactions & other	Total
Revenues (after inter-segment eliminations)	$23,516	$3,898	$821	$-	$-	$-	$28,235
Revenues (after inter-segment eliminations)	$(21,555)	$(19,899)	$(1,023)	$-	$-	$-	$(42,477)
At December 31, 2025
Total non-current assets	$20,012	$171,784	$20,007	$4,666	$18,619	$5,617	$240,705
Total assets	$64,419	$206,015	$30,227	$5,867	$18,891	$(6,676)	$318,755
Total liabilities	$45,749	$126,447	$20,981	$3,851	$872	$(15,681)	$182,219

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

17)  Commitments and contingencies

At March 31, 2026, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,651 and are all payable within one year. These contracts also require that additional payments of up to approximately $3,099 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

The Company is committed to a minimum number of rental payments under four leases of office space which expire between April 30, 2026, and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $60, including $46 due by year end.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of March 31, 2026 of $4,657.

The Company is involved in various legal proceedings arising in the ordinary course of business. A provision is recognized when there is a present legal or constructive obligation resulting from past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated.

During 2026, the Company received a ruling in Brazil related to a legal proceeding concerning a supply agreement for the Maracás Menchen Mine. The ruling requires the Company to pay outstanding amounts, together with interest and legal fees.  As at March 31, 2026 the provision balance is  $3,368, classified as current.

As at March 31, 2026, the Company has recognized a total provision of $3,955 (December 31, 2025 - $3,741) in respect of ongoing litigation related to contractual disputes, including the matter described above. Based on legal advice, management considers it probable that these matters will result in a liability. The provision represents management's best estimate of the expected settlement.

The timing of the related cash outflows is uncertain but is expected to occur within the next 12 to 24 months. All legal provisions are reviewed monthly and adjusted for monetary changes as appropriate, based on advice from external legal counsel.

The following table presents the changes to the Company's legal provision:

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	20

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

March 31, 2026
Balance, beginning of the period	$3,741
Changes, net of reversals	28
Utilizations	-
Discount adjustments	186
Balance, end of the period	$3,955
Current provision	$3,368
Non-current provision	$587

18)  Financial instruments

Financial assets and financial liabilities at March 31, 2026, and December 31, 2025, were as follows:

	March 31, 2026	December 31, 2025
Cash	$11,204	$9,716
Restricted cash	382	382
Trade and other receivables	2,946	3,743
Accounts payable and accrued liabilities (including non-current)	41,393	42,526
Total debt	108,367	107,066

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the unaudited condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities, excluding the inventory financing facilities, are predominantly classified as current liabilities, were secured at interest rates consistent with the rates seen at March 31, 2026, and without any debt issuance costs and thus the carrying amount approximates fair value. Drawdowns on the inventory financing facilities are for a maximum of 100 days and therefore, their carrying amount approximates fair value because of this limited term.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	21

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2025. The Company does not have any financial instruments measured using Level 3 input. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $2,615, $1,607 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At March 31, 2026, the Company recognized an expected credit loss of  $2,843 (December 31, 2025 $2,843 ) in relation to its financial assets, in accordance with IFRS 9 - Financial Instruments. The expected credit losses represent the Company's estimate of the potential default risk on its outstanding amounts receivable.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at March 31, 2026, for its financial liabilities with agreed repayment periods.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 9)	$41,393	$-	$-	$-
Debt (note 10)	20,132	88,235	-	-
Commitments (note 17)	5,651	980	3	-
Total	$67,176	$89,215	$3	$-

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $11,204 (December 31, 2025 - $9,716). Refer to note 17 for other commitments and contingencies and to note 1, nature of operations and going concern.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At March 31, 2026, one of the Company's inventory financing facilities and the receivables factoring facility were the only debt that is subject to floating interest rates.  At March 31, 2026, the outstanding balance on the floating interest inventory financing facility was $7,547, with an interest rate at of 6.67% p.a. Drawdowns on the facility is for a maximum period of 100 days and accordingly, any interest rate variations would not have a significant impact. At March 31, 2026, the receivables factoring facility balance was nil, with an interest rate of 5.87% p.a. Drawdowns on this facility are for a maximum period of 90 days and accordingly, any interest rate variations would not have a significant impact.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	22

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Foreign currency risk

At March 31, 2026, the Company's outstanding debt is 92% denominated in U.S. dollars and 8% denominated in Brazilian reals (December 31, 2025 - 92% denominated in U.S. dollars and 8% denominated in Brazilian reals).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At March 31, 2026, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros, and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at March 31, 2026 by approximately $48 (December 31, 2025 - $66). A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $16 (December 31, 2025 - $50) and would affect the value of Brazilian real debt balances by approximately $429 (December 31, 2025 - $429). A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of U.S. dollar denominated debt balances by $3,661 (December 31, 2025 - $3,661).

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

19)  Revenues

In the three months ended March 31, 2026, the Company's revenues were from transactions with multiple customers, including one customer who represented more than 10% of revenues. Revenues with this customer in Q1 2026 was $5,688  ( included in the Sales & trading segment).

In the three months ended March 31, 2025, the Company's revenues include transactions with two customers who each represented more than 10% of revenues. Total revenues with these two customers were $4,193 (included in the Sales & trading segment) and $3,547 (included across both the Sales & trading and Mine properties segments) in the three months ended March 31, 2025.

During the year ended December 31, 2024, the Company entered a contract for the sale of 2,100 tonnes of V2O5. At the option of the buyer, who must elect the total volume no later than 90 days prior to September 30, 2027, the Company may be obligated to repurchase up to a maximum of 2,100 tonnes of V2O5 at a fixed price, with payment and delivery occurring at September 30, 2027. This contract was accounted for as a sale with a right of return. The likelihood of the repurchase option (the right of return) being elected in 2027 is dependent on the market price of V2O5, which is subject to market uncertainty outside of the Company's control. It was concluded that because of this, it was not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

During the year ended December 31, 2024, the Company delivered 1,200 tonnes of V2O5 under this contract and received proceeds of $13,638. Accordingly, revenues recognized for this sale were reduced to $nil and a refund liability, revenues subject to refund, were recognized for $13,638. A right to recover goods assets, inventory subject to return, of $12,804 was recognized. Both balances were classified as non-current in the consolidated statement of financial position as at December 31, 2024 as any refund and return would occur in 2027.

During the year ended December 31, 2025, the Company delivered an additional 780 tonnes of V2O5 and received proceeds of $8,875. A refund liability of $8,875 was recognized, together with a right to recover goods assets of $7,183.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	23

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

During the quarter ended March 31, 2026, the Company delivered the final 120 tonnes of V2O5 and received proceeds of $1,365. A refund liability of $1,365 was recognized, together with a right to recover goods assets of $1,091.

	Three months ended
	March 31, 2026	March 31, 2025
V2O5 revenues
Produced products	$11,615	$12,133
	11,615	12,133
V2O3 revenues
Produced products	$-	$1,296
	-	1,296
FeV revenues
Produced products	$14,234	$11,712
Purchased products	-	2,356
	14,234	14,068
Vanadium sales from contracts with customers	$25,849	$27,497
Ilmenite sales from contracts with customers	1,680	738
	$27,529	$28,235

20)  Expenses

	Three months ended
	March 31, 2026	March 31, 2025
Finance costs:
Interest expense and fees	$3,469	$2,122
Accretion	37	29
	$3,506	$2,151
Operating costs:
Direct mine and production costs	$16,385	$15,593
Conversion costs	3,790	2,991
Product acquisition costs	-	2,357
Royalties	1,719	1,072
Distribution costs	1,719	1,577
Vanadium and warehouse materials inventory write-down (note 5)	1,667	11,205
Depreciation and amortization	6,916	5,462
Ilmenite costs and write-down (note 5)	2,298	2,220
Iron ore costs	-	-
	$34,494	$42,477

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	24

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended
	March 31, 2026	March 31, 2025
Employee compensation amounts included in the consolidated statements of income (loss):
Compensation	$1,797	$1,713
Share-based payments	102	110
	$1,899	$1,823

Total depreciation and amortization amounts included in the consolidated statements of income (loss):	$7,134	$5,683

21)  Subsequent events

At The Market Equity Offering Program (ATM Program)

On January 8, 2026, the Company announced the establishment of an at-the-market equity offering program (the "ATM Program") pursuant to which the Company may issue and sell common shares having aggregate gross proceeds of up to $60,000 from time to time on The Nasdaq Stock Market.

Since March 31, 2026, the Company has issued 3,137 common shares under the ATM Program, generating net proceeds of $3,830 for an average price of $1.25 per share.

Copper and Platinum Group Metals

On April 10, 2026, Largo filed a request before the Brazilian Mining Agency ("ANM") to produce and sell copper, platinum group metals, nickel and cobalt as by-products within its mining activities at the Maracás Menchen Mine using its existing ore processing infrastructure. The filing follows previously disclosed positive metallurgical testing and technical evaluation work and represents an important step in advancing the potential inclusion of these additional by-products within Largo's operations. The Company believes this initiative may further enhance the long-term value of the Maracás Menchen Mine by leveraging existing infrastructure and expanding the potential contribution of its mineral endowment, subject to the applicable regulatory process and any additional technical, environmental and operational assessments that may be required.

Impact of U.S. Tariff Relief

Following the elimination of the 50% U.S. tariffs in February 2026, Largo resumed commercial activity for its high-purity vanadium products and began selling the high-purity inventories accumulated in bonded warehouses in Baltimore, Maryland. The tariff relief, together with materially stronger vanadium pricing in the U.S., has improved the Company's ability to actively supply both the high-purity vanadium market, particularly the aerospace segment, and the U.S. ferrovanadium market, where the number of origins able to serve customers remains limited. Largo is also increasing sales into the U.S. market to benefit from the significant price premium for ferrovanadium in the U.S. relative to other regions. Due to the lag in price realization on reported sales, an important portion of the recent price increase is expected to be reflected in Q2 2026 sales revenues. In addition, most of the sales of the high-purity inventories accumulated in bonded warehouses in Baltimore as a result of the 50% U.S. tariffs are expected to be reflected in the second quarter, as invoicing of those sales took place in April 2026 following the U.S. tariff reduction in the middle of the first quarter. As a result, the Company expects stronger revenue realization in the second quarter than would have been the case had those units been sold in the first quarter.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025	25